Exhibit 21.1

List of Subsidiaries of

Nevro Corp.

Subsidiary	Jurisdiction of Incorporation or Organization

Nevro Medical Sarl	Switzerland

Nevro Medical Limited	United Kingdom

Nevro Medical Pty Ltd.	Australia